February 8, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:	Power & Digital Infrastructure Acquisition Corp.
Withdrawal of Underwriter Acceleration Request Letter dated February 5, 2021

Ladies and Gentlemen:

On February 5, 2021, the undersigned submitted an underwriter acceleration request letter (the “Underwriter Acceleration Request Letter”) with respect to the Registration Statement on Form S-1, as amended (Registration No. 333-252355) (the “Registration Statement”) of Power & Digital Infrastructure Acquisition Corp. that requested the effective date of the Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on February 8, 2021, or as soon thereafter as practicable.

We hereby withdraw, with immediate effect, the Underwriter Acceleration Request Letter.

* * *

[Signature page follows]

Very truly yours,

BARCLAYS CAPITAL INC.
BOFA SECURITIES, INC.
as Representatives of the Several Underwriters

BARCLAYS CAPITAL INC.

By:	/S/ VICTORIA HALE
	Name:	Victoria Hale
	Title:	Authorized Signatory

BOFA SECURITIES, INC.

By:	/S/ MICHAEL LILOIA
	Name:	Michael Liloia
	Title:	Director

[Signature Page – Acceleration Request Withdrawal]